Exhibit 12.1

Natural Resource Partners L.P.

Statement of Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31 (000’s)
	2007	2008	2009	2010	2011(1)
Earnings
Pre-tax income	102,499	169,814	153,960	196,061	104,135
Fixed charges	28,690	28,548	40,123	41,635	49,180

Total Earnings	131,189	198,362	194,083	237,696	153,315

Fixed Charges
Interest expense (2)	28,690	28,548	40,123	41,635	49,180

Total Fixed Charges	28,690	28,548	40,123	41,635	49,180

Ratio of Earnings to Fixed Charges	4.57	6.95	4.84	5.71	3.12

(1)	The pre-tax income for 2011 includes asset impairment charges of $161.3 million. Excluding the impairment charges, the ratio for 2011 would have been 6.40.
(2)	Includes amortization of debt issuance expenses and capitalized interest.